ALPHA BANK

RECEIVED

2006 JUL 25 P 3: 16

OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 21, 2006
Our reference No.13.1.80

Attention: Special Counsel, Office of International Corporate Finance


06015457

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI   O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ALPHA BANK


RECEIVED
2006 JUL 25 P 3: 16
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Purchase of treasury shares [21.7.2006]

Alpha Bank announces that, in the period from 22.5.2006 to 20.7.2006 it has purchased 6,000,000 treasury shares, at an average acquisition cost of Euro 19.21 per share.

Alpha Bank makes reference to the decision of the Board of Directors of the Bank dated 16.5.2006, based on the resolution of its Annual Meeting of Shareholders of 18.4.2006, to purchase treasury shares, in accordance with art.16, par.5 of codified law 2190/1920 to purchase up to 3% of its total outstanding paid-in share capital.

As of 20.7.2006 the Bank owns 17,757,796 treasury shares, i.e. 4.36% of the total outstanding paid-in share capital.

ALPHA BANK


RECEIVED
2006 JUL 25 P 3:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE



Securities and Exchange Commission
Division of Corporation Finance
Room 3094 (3-6)
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A

Athens, July 20, 2006
Our reference No.13.1.78

Attention: Special Counsel, Office of
International Corporate Finance

RE: Rule 12g3-2
File No. 82-3399

Dear Sir or Madam,

The enclosed information is being furnished to the Securities and Exchange Commission ("the Commission") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under Paragraph (1) of Rule 12g-3(b) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that ALPHA BANK A.E. (former ALPHA CREDIT BANK A.E.) is subject to the Exchange Act.

Yours faithfully,
ALPHA BANK

A.J. BILIONI O.J. YANNACOPOULOU

Secretariat Division
40, Stadiou Street
GR – 102 52 Athens

Tel. : +30 210 326 2424
Fax. : +30 210 326 2427
E-mail: secretariat@alpha.gr


ALPHA BANK


RECEIVED
2006 JUL 25 P 3:17
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

PRESS RELEASE

First Half 2006 results announcement scheduled for 28 July 2006

Alpha Bank will announce its first half 2006 results on Friday, 28 July 2006. The schedule for the day will be as follows:

- **08.30 Athens (06.30 GMT): First Half 2006 Results Announcement**
  Press release, including a full set of results, available from Alpha Bank's website (www.alpha.gr) and the Athens Stock Exchange website (www.ase.gr)

- **14.00 Athens (12.00 GMT): Results presentation in Athens**
  Analyst and institutional investor presentation in Athens. Participation will also be possible via teleconference and webcast – details available by request.

Athens, 20 July, 2006

ENQUIRIES

Alpha Bank:
Michael Massourakis
Manager, Economic
Research Division

Tel: +30 210 326 2828

Financial Dynamics London:
Geoffrey Pelham-Lane
Tel: +44 20 7269 7294

40 Stadiou Street
GR-102 52 Athens

Tel. : +30 210 326 24231-2
Fax. : +30 210 326 2427